SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Schedule 13E-3
(Rule 13e-100)

Amendment No. 3

Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
and Rule 13E-3 Thereunder

Rule 13e-3 Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934

Peoples-Sidney Financial Corp.
(Name of the Issuer)

Peoples-Sidney Financial Corp .
(Name of Person(s) Filing Statement)

Common Stock, $.01 Par Value
(Title of Class of Securities)

712308-10-5
(CUSIP Number of Class of Securities)

Douglas Stewart
President and Chief Executive Officer
101 East Court Street
Sidney, Ohio 45365
(937) 492-6129
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Jeffrey M. Werthan, Esq.
Katten Muchin Rosenman LLP
1025 Thomas Jefferson Street, N.W., East Lobby, 7 th Floor
Washington, DC  20007
(202) 625-3569

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,289,000	$50.66

________ *

For purposes of calculating the fee only.  This amount assumes the acquisition of 95,730 shares of common stock of the subject company estimated to be acquired from shareholders to which this Rule 13e-3 Transaction Statement relates for $13.47 per share.

**	The filing fee equals $1,289,000 x 0.00003930 as determined by Rule 0-11(b)(1).

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $50.66

Form or Registration No.: Schedule 13E-3, Amendment No. 1 to Schedule 13E-3, and Amendment No. 2 to Schedule 13E-3.

Filing Party: Peoples-Sidney Financial Corp

Date Filed: May 21, 2008, as amended by Amendment No. 1 dated June 3, 2008, Amendment No. 2 dated June 4, 2008 and this Amendment No. 3 dated June 11, 2008.

INTRODUCTION

This Amendment No. 3 to our Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”), as previously amended, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by Peoples-Sidney Financial Corp. (“PSFC” or the “Company”), a Delaware corporation.

PSFC proposes to hold a special meeting of its stockholders to consider an amendment to the Company’s Certificate of Incorporation to effect a 1-for-600 reverse stock split, followed immediately by an amendment to the Company’s Certificate of Incorporation to effect a 600-for-1 forward stock split.  As a result of the stock splits, (a) each stockholder owning fewer than 600 common shares of PSFC immediately before the effective time of the stock splits will receive $13.47 in cash, without interest, for each PSFC common shares owned by such stockholder immediately prior to the stock splits and will no longer be a stockholder of PSFC; and (b) each stockholder of 600 or more PSFC shares immediately before the effective time of the stock splits will continue to hold the same number of shares after the stock splits and will not receive any cash.  Based upon the Company’s analysis, it expects to pay approximately $1,289,000 to its stockholders in the aggregate in connection with the reverse stock split.

The effect of the stock splits will be to reduce the number of stockholders of record to less than 300, which will allow the Company to suspend its reporting obligations to the SEC under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment No. 3 to the Schedule 13E-3 is being filed by the Company on the same day as the Company’s filing of a definitive proxy statement on Schedule 14A, as amended, on June 11, 2008 (the “Proxy Statement”) relating to a special meeting of stockholders of the Company, at which the Company’s stockholders will consider and vote upon the stock splits as described above.  The adoption of the stock splits requires the affirmative vote of a majority of shares of the Common Stock outstanding as of the close of business on the record date relating to the special meeting of the Company’s stockholders.  The record date for such meeting has been established by the Company as June 3, 2008.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13e-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13e-3.  The information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Amendment No. 3 are qualified in their entirety by the information contained in this Proxy Statement.  Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings given to them in the Proxy Statement.

All references in this Schedule 13E-3 to Items numbered 1001 through 1016 contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

Item 1.  SUMMARY TERM SHEET

Item 1001

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “STOCK SPLITS SUMMARY TERM SHEET.”

Item 2.  SUBJECT COMPANY INFORMATION

Item 1002

(a)   Name and Address.

Peoples-Sidney Financial Corporation (the “Company” or “PSFC”) is a Delaware corporation and its contact information is as follows:

Peoples-Sidney Financial Corporation
101 East Court Street
Sidney, Ohio  45365
(937) 492-6129

(b)   Securities.

As of May 7, 2008, there were 1,361,048 shares of common stock issued and outstanding, par value $0.01 per share (the “Common Stock”).

(c)   Trading Market and Price.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “VOTING SECURITIES AND OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT – Market Price and Dividend Information.”

(d)   Dividends.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “VOTING SECURITIES AND OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT – Market Price and Dividend Information.”

(e)   Prior Public Offerings.

The Company has not made an underwritten public offering of the Common Shares during the past 3 years.

(f)   Prior Stock Purchases.

The Company began a repurchase of its shares in April 2005 which was completed in November 2006.  In total, 71,600 shares were repurchased by the Company at an average price of $15.15 per share.

Item 3.  IDENTITY AND BACKGROUND OF FILING PERSON

Item 1003

(a)   Name and Address.

The filing person, PSFC, is also the subject company with its address and telephone number provided in Item 2 above.  See Item 3(c) below for the background of the Company’s directors and executive officers.  The business address of each director and executive officer of the Company is: c/o Peoples-Sidney Financial Corporation, 101 East Court Street, Sidney, Ohio  45365.  The business telephone number of each director and executive officer is: c/o Peoples-Sidney Financial Corporation at (937) 492-6129.

(b)   Business and Background of Entities.

Not applicable.

(c)   Business and Background of Natural Persons.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “STOCK SPLITS PROPOSAL – Description and Interest of Certain Persons in Matters to be Acted Upon.”  All of the Company’s directors and executive officers are United States citizens.  During the last five years and to the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining such future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of those laws.

Item 4.  TERMS OF THE TRANSACTION

Item 1004

(a)(2)   Material Terms.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLITS SUMMARY TERM SHEET”, “QUESTIONS AND ANSWERS”, “SPECIAL FACTORS – Purposes of and Reasons for the Stock Splits, – Effects of the Stock Splits, – Fairness of the Stock Splits, – Financing, Source of Funds and Expenses” and “STOCK SPLITS PROPOSAL – Summary and Structure, –Material Federal Income Tax Consequences.”

(c)   Different Terms.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLITS SUMMARY TERM SHEET”, “QUESTIONS AND ANSWERS,” “PROPOSAL I – STOCK SPLITS,” “SPECIAL FACTORS – Effects of the Stock Splits, – Fairness of the Stock Splits,” and “STOCK SPLITS PROPOSAL – Summary and Structure.”

(d)   Appraisal Rights.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “STOCK SPLITS PROPOSAL – Unavailability of Appraisal or Dissenters’ Rights.”

(e)   Provisions of Unaffiliated Security Holders.

No provision is made by the Company in connection with the transaction to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

(f)   Eligibility for Listing or Trading.

Not applicable.

Item 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 1005

(a)   Transactions.

Not applicable.

(b)-(c)   Significant Corporate Events; Negotiations or Contacts.

Not applicable.

(e)   Agreements Involving the Subject Company’s Securities.

Not applicable.

Item 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 1006

(b)   Use of Securities Acquired.

The shares purchased by the Company will be retired and returned to the status of authorized but unissued shares in the Company’s Treasury.

(c)   Plans.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLITS SUMMARY TERM SHEET,” “SPECIAL FACTORS – Purpose of and Reasons for the Stock Splits” and “VOTING SECURITIES AND OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT – Market Price and Dividend Information.”

Item 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

Item 1013

(a)   Purposes.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLITS SUMMARY TERM SHEET”, and “STOCK SPLITS – SPECIAL FACTORS – Purpose of and Reasons for the Stock Splits.”

(b)   Alternatives.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS – Alternatives to the Stock Splits.”

(c)   Reasons.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLITS SUMMARY TERM SHEET”, “PROPOSAL I __ STOCK SPLITS,” and “SPECIAL FACTORS – Purpose of and Reasons for the Stock Splits.”

(d)   Effects.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLITS SUMMARY TERM SHEET”, “QUESTIONS AND ANSWERS,” “PROPOSAL I – STOCK SPLITS,” “SPECIAL FACTORS – Effects of the Stock Splits,” “SPECIAL FACTORS – Fairness of the Stock Splits,” and “STOCK SPLITS PROPOSAL – Summary and Structure,  – Material Federal Income Tax Consequences, –Accounting Treatment.”

Item 8.  FAIRNESS OF THE TRANSACTION

Item 1014

(a)   Fairness.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLITS SUMMARY TERM SHEET”, “SPECIAL FACTORS – Fairness of the Stock Splits,” and “OPINION OF KELLER AND COMPANY.”

(b) Factors Considered in Determining Fairness.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLITS SUMMARY TERM SHEET”, “SPECIAL FACTORS – Fairness of the Stock Splits” and “OPINION OF KELLER AND COMPANY.”

(c)   Approval of Security Holders.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLITS SUMMARY TERM SHEET” and “MEETING AND VOTING INFORMATION – Quorum and Required Vote.”

(d)   Unaffiliated Representative.

The Board of Directors of the Company has not retained an unaffiliated representative to act solely on behalf of the Company’s shareholders.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS – Fairness of the Stock Splits.”

(e)   Approval of Directors.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “PROPOSAL I – STOCK SPLITS,” “SPECIAL FACTORS – Fairness of the Stock Splits, – Conclusion; Recommendation of Board” and “STOCK SPLITS PROPOSAL – Background of the Stock Splits, – Recommendation of the Board.”

(f)   Other Offers.

Not applicable.

Item 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Item 1015

(a)   Report, Opinion or Appraisal.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLITS SUMMARY TERM SHEET”, “SPECIAL FACTORS – Fairness of the Stock Splits”, “OPINION OF KELLER & COMPANY”, “STOCK SPLITS PROPOSAL – Background of the Stock Splits”, “STOCK SPLITS PROPOSAL – Recommendation of the Board”, and Exhibit A to the Proxy Statement entitled “Fairness Opinion.”

(b)   Preparer and Summary of the Report, Opinion or Appraisal.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “OPINION OF KELLER & COMPANY.”

(c)   Availability of Documents.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “OPINION OF KELLER AND COMPANY” and Exhibit A to the Proxy Statement entitled “Fairness Opinion.”

Item 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Item 1007

(a)   Source of Funds.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS – Financing, Source of Funds and Expenses.”

(b) Conditions.

Not applicable.

(c)   Expenses.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS – Financing, Source of Funds and Expenses,” and “MEETING AND VOTING INFORMATION – Solicitation and Costs.”

(d)   Borrowed Funds.

Not applicable.

Item 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 1008

(a)   Securities Ownership.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “STOCK SPLITS PROPOSAL – Description and Interest of Certain Persons in Matters to be Acted Upon”, “PROPOSAL I – STOCK SPLITS,” “SPECIAL FACTORS – Effects of the Stock Splits,  –Effects on PSFC’s Executive Officers, Directors and Affiliates”, and “VOTING SECURITIES AND OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

(b)   Securities Transactions.

Not applicable.

Item 12.  THE SOLICITATION OR RECOMMENDATION

Item 1012

(d)   Intent to Tender or Vote in a Going Private Transaction.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS – Effects of the Stock Splits,  –Effects on PSFC’s Executive Officers, Directors and Affiliates – Conclusion; Recommendation of Board” and “STOCK SPLITS PROPOSAL – Recommendation of the Board”, and “STOCK SPLITS PROPOSAL – Description and Interest of Certain Persons in Matter to be Acted Upon.

(e)   Recommendation of Others.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS – Conclusion; Recommendation of Board” and “STOCK SPLITS PROPOSAL – Recommendation of the Board.”

Item 13.  FINANCIAL STATEMENTS

Item 1010

(a)   Financial Information.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “FINANCIAL INFORMATION – Summary Historical Financial Information.”

(b)   Pro forma Information.   The information set forth in the Proxy Statement under “Unaudited Pro Forma Consolidated Financial Information” is incorporated herein by reference .

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “FINANCIAL INFORMATION – Pro Forma Financial Information.”

Item 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Item 1009

(a)   Solicitations or Recommendations.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “MEETING AND VOTING INFORMATION – Solicitation and Costs.”

(b)   Employees and Corporate Assets.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “MEETING AND VOTING INFORMATION – Solicitation and Costs.”

Item 15.  ADDITIONAL INFORMATION

Item 1011

(b)   Other Material Information.   The information contained in the Proxy Statement, including all appendices and the proxy card attached hereto, is incorporated herein by reference.

Item 16.  EXHIBITS

Item 1016

(a)(i)  Preliminary Proxy Statement on Schedule 14A including all appendices and the proxy card attached thereto, filed by PSFC with the SEC on May 21, 2008 (incorporated herein by reference) (the “Proxy Statement”).

(a)(ii)  Press Release issued by PSFC on April 14, 2008 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by PSFC with the SEC on April 14, 2008).

(c)(i)  Opinion of Keller and Associates, dated May 15, 2008 (incorporated herein by reference to Exhibit A to the Proxy Statement).

(c)(ii)  Memorandum from Keller and Associates, Inc. dated February 20, 2008, to PSFC/Peoples Federal Savings and Loan Association (previously filed).

(g)  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: June 11, 2008	PEOPLES-SIDNEY FINANCIAL CORP.

/s/ Douglas Stewart
Douglas Stewart
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(i)	Preliminary Proxy Statement on Schedule 14A, including all appendices thereto, filed by PSFC with the SEC on May 21, 2008 ( incorporated herein by reference ) (the “Proxy Statement”).

(a)(ii)	Press Release issued by PSFC on April 14, 2008 ( incorporated herein by reference to Exhibit 99.1 to the Current report on Form 8-K filed by PSFC with the SEC on April 14, 2008).

(c)(i)	Opinion of Keller and Associates, dated May 15, 2008 ( incorporated herein by reference to Exhibit A to the Proxy Statement).

(c)(ii)	Memorandum from Keller and Associates, Inc., dated February 20, 2008, to PSFC/Peoples Federal Savings and Loan Association (previously filed).